Exhibit 99.1

BCE 2021 FIRST QUARTER SHAREHOLDER REPORT APRIL 28, 2021 Q1

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 30 to 32 for a list of defined non-GAAP financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the first quarter of 2021 (Q1 2021 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2020 dated March 4, 2021 (BCE 2020 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to April 28, 2021, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2020 dated March 4, 2021 (BCE 2020 AIF) and recent financial reports, including the BCE 2020 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2021 and 2020.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and, in particular, but without limitation, the introduction to section 1, Overview, section 1.2, Key corporate and business developments, the section and sub-sections entitled Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments, section 4.3, Cash flows and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, BCE’s 2021 annualized common share dividend, our network deployment and capital investment plans, the sources of liquidity we expect to use to meet our anticipated cash requirements for the remainder of 2021, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at April 28, 2021 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which are difficult to predict, we believe that our assumptions were reasonable at April 28, 2021. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the COVID-19 pandemic and the adverse effects from the emergency measures implemented or to be implemented as a result thereof, as well as other pandemics, epidemics and other health risks; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; changing viewer habits and the expansion of over-the-top (OTT) television (TV) and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities in a disciplined and strategic manner; the inability to drive a positive customer experience; the complexity in our operations; the failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the failure to implement or maintain highly effective information

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MD&A

technology (IT) systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; labour disruptions and shortages; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; pension obligation volatility and increased contributions to post-employment benefit plans; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; unfavourable resolution of legal proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or stakeholder and governmental changing expectations on environmental matters; and health concerns about radiofrequency emissions from wireless communication devices and equipment.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2020 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2020 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. In addition, please also see section 6, Regulatory environment in this MD&A for updates to the regulatory initiatives and proceedings described in the BCE 2020 Annual MD&A, which section 6 is incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 6, Regulatory environment of this MD&A, the risks described in the BCE 2020 Annual MD&A remain substantially unchanged.

We caution readers that the risk factors described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after April 28, 2021. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

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1 MD&A Overview

1    Overview

The COVID-19 pandemic continued to unfavourably impact our financial and operating performance in the first quarter of 2021 as emergency measures were first introduced in the second half of March 2020. It has been over a year since the pandemic began affecting our performance and we have been adapting to operate our business in this environment. Our Bell Wireless and Bell Media segments continued to be adversely affected in the quarter due to reduced commercial activity compared to Q1 2020 as a result of the government restrictions put in place to combat the pandemic. Certain emergency measures were gradually eased during the quarter, which allowed many businesses to resume some level of, or increase, commercial activities. However, by the end of March 2021, an increasing number of cases and the rise of new COVID-19 variants led to the further tightening of government restrictions and reintroduction of emergency measures in certain areas.

The COVID-19 pandemic had the following principal consequences on our business and financial results in the first quarter of 2021 compared to the first quarter of 2020:

•

Lower advertising revenues from our Bell Media segment mainly in out-of-home (OOH) due to non-essential service restrictions (including restaurants, arenas and bars) and reduced airport and transit traffic, along with lower radio advertising revenues from decreased audience levels attributable to changes in audience listening habits as a result of the work-from-home measures

•	Decreased service revenues in our Bell Wireless segment primarily due to lower outbound roaming revenues resulting from reduced customer travel

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including the current resurgence and possible future resurgences in the number of COVID-19 cases, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be significantly and negatively impacted in future periods. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, and the potential development and distribution of new vaccines and treatments, as well as new information which may emerge concerning the severity, duration and resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the risks referred to in this MD&A, including, in particular, in the section Caution regarding forward-looking statements at the beginning of this MD&A, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

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1 MD&A Overview

1.1     Financial highlights

BCE Q1 2021 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$5,706	$687	$2,429
million	million	million
+1.2% vs. Q1 2020	(6.3%) vs. Q1 2020	+0.5% vs. Q1 2020

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$642	$704	$1,992	$940
million	million	million	million
(5.6%) vs. Q1 2020	(1.4%) vs. Q1 2020	+37.3% vs. Q1 2020	+53.8% vs. Q1 2020
BCE CUSTOMER CONNECTIONS
Wireless	Retail high-speed	Retail TV (4)	Retail residential network
Total mobile phones(2)	Internet (3)		access services (NAS) lines
+2.2%	+4.3%	(1.1%)	(7.7%)
9.2 million subscribers	3.7 million subscribers	2.7 million subscribers	2.4 million subscribers
at March 31, 2021	at March 31, 2021	at March 31, 2021	at March 31, 2021

(1)

Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio, in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

(2)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed Internet of Things (IoT) units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), average billing per user (ABPU) and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

(3)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(4)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

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1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Operating revenues

Service	4,968	5,018	(50)	(1.0%)

Product	738	622	116	18.6%

Total operating revenues	5,706	5,640	66	1.2%

Operating costs	(3,277)	(3,222)	(55)	(1.7%)

Adjusted EBITDA	2,429	2,418	11	0.5%
Adjusted EBITDA margin (1)	42.6%	42.9%		(0.3)	pts

Net earnings from continuing operations attributable to:

Common shareholders	642	675	(33)	(4.9%)

Preferred shareholders	32	38	(6)	(15.8%)

Non-controlling interest	13	15	(2)	(13.3%)

Net earnings from continuing operations	687	728	(41)	(5.6%)

Net earnings from discontinued operations	–	5	(5)	(100.0%)

Net earnings	687	733	(46)	(6.3%)

Net earnings attributable to:

Common shareholders	642	680	(38)	(5.6%)

Preferred shareholders	32	38	(6)	(15.8%)

Non-controlling interest	13	15	(2)	(13.3%)

Net earnings	687	733	(46)	(6.3%)

Adjusted net earnings	704	714	(10)	(1.4%)

Net earnings from continuing operations per common share	0.71	0.74	(0.03)	(4.1%)

Net earnings from discontinued operations per common share	–	0.01	(0.01)	(100.0%)

Net earnings per common share (EPS)	0.71	0.75	(0.04)	(5.3%)

Adjusted EPS (1)	0.78	0.79	(0.01)	(1.3%)

(1)  Adjusted EBITDA margin and adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin and Adjusted net earnings and adjusted EPS, in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Cash flows from operating activities	1,992	1,451	541	37.3%

Capital expenditures	(1,012)	(777)	(235)	(30.2%)

Free cash flow	940	611	329	53.8%

Q1 2021 FINANCIAL HIGHLIGHTS

BCE revenue growth of 1.2% in Q1 2021, compared to the same period last year, represented an improvement over the 2.8% year-over-year decline experienced in Q4 2020, due to the moderating impacts of the COVID-19 pandemic earlier in the quarter. The growth in Q1 2021 revenues was driven by higher year-over-year product revenues of 18.6%, primarily due to greater sales of wireless premium mobile phones, along with higher equipment sales to large enterprise customers attributable to increased demand, mainly from the government sector. This growth was moderated by lower year-over-year service revenues of 1.0%, due to the ongoing erosion in our voice, satellite TV and legacy data revenues along with reduced media advertising revenues and lower wireless service revenues mainly from lower outbound roaming, driven by the continuing impacts of the COVID-19 pandemic. This was partly offset by the ongoing growth of our mobile phones, retail Internet, and Internet protocol TV (IPTV) subscriber bases, combined with the flow-through of rate increases.

Net earnings decreased by $46 million in the first quarter of 2021, compared to the same period last year, mainly due to higher severance, acquisition and other costs and higher depreciation and amortization, partly offset by higher other income and higher adjusted EBITDA.

BCE’s adjusted EBITDA increased by 0.5% in Q1 2021, compared to the same period last year. This represented an improvement over the 3.2% year-over-year decline experienced in Q4 2020, due to the moderating impacts of the COVID-19 pandemic earlier in the quarter. The year-over-year increase in Q1 2021 adjusted EBITDA was driven by higher revenues, moderated by increased operating costs. This resulted in an adjusted EBITDA margin of 42.6% in Q1 2021, which declined by 0.3 pts, compared to Q1 2020, primarily from the flow-through impact of lower year-over-year service revenue and greater low-margin product sales in our total revenue base.

BCE’s EPS of $0.71 in Q1 2021 decreased by $0.04 compared to the same period last year.

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1 MD&A Overview

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI), adjusted net earnings in the first quarter of 2021 was $704 million, or $0.78 per common share, compared to $714 million, or $0.79 per common share, for the same period last year.

Cash flows from operating activities in the first quarter of 2021 increased by $541 million, compared to the same period last year, mainly due to higher cash from working capital, in part from a slowdown experienced in Q1 2020 due to the COVID-19 pandemic and timing of supplier payments, and lower income taxes paid due to timing of installments.

Free cash flow in Q1 2021 increased by $329 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, partly offset by higher capital expenditures.

1.2    Key corporate and business developments

This section contains forward-looking statements, including relating to BCE’s 2021 annualized common share dividend and our objectives and plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

COMMON SHARE DIVIDEND INCREASE

On February 3, 2021, BCE’s board of directors approved a 5.1%, or 17 cents per share, increase in the annualized common share dividend from $3.33 per share to $3.50 per share, effective with BCE’s 2021 first quarter dividend paid on April 15, 2021 to common shareholders of record on March 15, 2021. This dividend increase represents BCE’s 17th increase to its annual common share dividend since 2009, representing a total increase of 140%.

PUBLIC DEBT OFFERINGS AND REDEMPTION

On March 17, 2021, Bell Canada completed a public offering in Canada of Cdn $1.55 billion of medium term notes (MTN) debentures in two series pursuant to its MTN program. The Cdn $1 billion Series M-54 MTN debentures will mature on March 17, 2031 and carry an annual interest rate of 3.00%. The Cdn $550 million Series M-55 MTN debentures will mature on March 17, 2051 and carry an annual interest rate of 4.05%. The MTN debentures are fully and unconditionally guaranteed by BCE Inc.

On the same date, Bell Canada also completed a public offering in the U.S. of US $1.1 billion of notes in two series (collectively, the Notes). The US $600 million Series US-3 Notes will mature on March 17, 2024 and carry an annual interest rate of 0.75%. The US $500 million Series US-4 Notes will mature on March 17, 2051 and carry an annual interest rate of 3.65%. The Notes are fully and unconditionally guaranteed by BCE Inc.

The net proceeds of the offerings were used to fund the early redemption in April 2021 of Bell Canada’s $1.7 billion principal amount of 3.00% Series M-40 MTN debentures due October 3, 2022 and to repay short-term debt.

BELL PLANNING FOR CARBON NEUTRAL OPERATIONS IN 2025

On March 11 2021, Bell announced its objective to be carbon neutral for its operational emissions starting in 2025. In 2020, Bell surpassed its greenhouse gas (GHG) emissions reduction target for the year, reducing the ratio of its operational emissions to its network usage by 34% from 2019 levels, and plans to further reduce the ratio of its operational GHG emissions to its network usage by 40% of 2019 levels by the end of 2021.

Bell also celebrated its status as the first North American communications company to achieve ISO 50001 certification for its energy management system. The international ISO 50001 standard requires companies to adopt a strict set of energy management objectives, guidelines and practices that enable energy efficiency and reductions in GHG emissions. ISO 50001 status is the latest example of Bell’s world-class sustainability practices; we were also the first Canadian telecommunications company to achieve ISO 14001 environmental certification.

In 2021, Bell was named one of Canada’s Greenest Employers for the fifth consecutive year, recognizing the company’s focus on minimizing environmental impact, energy management system leadership, and success in ongoing initiatives to reduce waste and save energy.

SERVICE IMPROVEMENTS HIGHLIGHTED IN CCTS REPORT

Bell’s investments in championing the customer experience helped drive a 17% reduction in the number of customer complaints accepted by the Commission for Complaints for Telecom-television Services (CCTS) according to the federal agency’s mid-year report. Bell’s improvement was the best performance among national carriers for the sixth year in a row. The CCTS report, which covers the period from August 1, 2020 to January 31, 2021, reflects a timeframe when Canadians everywhere were relying on communications services and networks like never before, especially for remote work and learning connections. Bell responded by accelerating broadband network buildouts in urban and rural locations alike, investing in network capacity and redundancy to manage unprecedented usage levels, and in service enhancements ranging from remote product installation by video to enhanced digital self-serve platforms that enable customers to control their service experience.

BELL NAMED ONE OF CANADA’S BEST DIVERSITY EMPLOYERS

For the fifth year in a row, Bell has been named one of Canada’s Best Diversity Employers in Mediacorp’s 2021 report on workplace diversity and inclusion. The award recognizes Bell’s commitment to an inclusive and accessible workplace that reflects Canada’s diversity and our ongoing action to combat systemic racism.

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1 MD&A Overview

1.3     Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

We have made certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about how the COVID-19 pandemic will evolve, including the progress of the global vaccination rollout. Notably, it is assumed that broad immunity is achieved by mid-2021 in the U.S.; later in 2021 in Canada, other advanced economies and China; and in 2022 in other emerging-market economies. In particular, we have assumed:

•

Strong rebound in economic growth as the economy recovers from the significant impacts of the COVID-19 pandemic, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 6.5% on average in 2021, representing an increase from the earlier estimate of around 4%

•	Improving consumer confidence as vaccinations roll out and restrictions are eased

•	Strengthening business investment outside the oil and gas sector as uncertainty recedes

•	Employment gains expected in 2021, despite ongoing challenges in some sectors

•	Accelerating trend toward e-commerce

•	Low immigration levels until international travel and/or health-related restrictions are lifted

•	Prevailing low interest rates expected to remain at or near current levels for the foreseeable future

•	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative OTT competitors

•

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2021

•

Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand streaming services together with further scaling of OTT aggregators

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2 MD&A Consolidated financial analysis

2    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2021 compared with Q1 2020. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1    BCE consolidated income statements

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Operating revenues

Service	4,968	5,018	(50)	(1.0%)

Product	738	622	116	18.6%

Total operating revenues	5,706	5,640	66	1.2%

Operating costs	(3,277)	(3,222)	(55)	(1.7%)

Adjusted EBITDA	2,429	2,418	11	0.5%

Adjusted EBITDA margin	42.6%	42.9%		(0.3) pts

Severance, acquisition and other costs	(89)	(16)	(73)	n.m.

Depreciation	(895)	(858)	(37)	(4.3%)

Amortization	(238)	(230)	(8)	(3.5%)

Finance costs

Interest expense	(267)	(277)	10	3.6%

Interest on post-employment benefit obligations	(5)	(12)	7	58.3%

Impairment of assets	(3)	(7)	4	57.1%

Other income (expense)	8	(47)	55	n.m.

Income taxes	(253)	(243)	(10)	(4.1%)

Net earnings from continuing operations	687	728	(41)	(5.6%)

Net earnings from discontinued operations	–	5	(5)	(100.0%)

Net earnings	687	733	(46)	(6.3%)

Net earnings from continuing operations attributable to:

Common shareholders	642	675	(33)	(4.9%)

Preferred shareholders	32	38	(6)	(15.8%)

Non-controlling interest	13	15	(2)	(13.3%)

Net earnings from continuing operations	687	728	(41)	(5.6%)

Net earnings attributable to:

Common shareholders	642	680	(38)	(5.6%)

Preferred shareholders	32	38	(6)	(15.8%)

Non-controlling interest	13	15	(2)	(13.3%)

Net earnings	687	733	(46)	(6.3%)

Adjusted net earnings	704	714	(10)	(1.4%)

EPS

Continuing operations	0.71	0.74	(0.03)	(4.1%)

Discontinued operations	–	0.01	(0.01)	(100.0%)

Net earnings per common share	0.71	0.75	(0.04)	(5.3%)

Adjusted EPS	0.78	0.79	(0.01)	(1.3%)

n.m.: not meaningful

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2 MD&A Consolidated financial analysis

2.2   Customer connections

BCE NET ACTIVATIONS (LOSSES)

	Q1 2021	Q1 2020	% CHANGE

Wireless mobile phone subscribers net activations (losses)(1)	2,405	(2,496)	n.m.

Postpaid	32,925	1,559	n.m.

Prepaid	(30,520)	(4,055)	n.m.

Wireless mobile connected devices net activations (1)	74,159	48,964	51.5%

Wireline retail high-speed Internet subscribers net activations	21,208	22,595	(6.1%)

Wireline retail TV subscribers net (losses) activations	(9,112)	(18,555)	50.9%

IPTV	10,696	2,852	n.m.

Satellite	(19,808)	(21,407)	7.5%

Wireline retail residential NAS lines net losses	(51,069)	(61,595)	17.1%

Total services net activations (losses)	37,591	(11,087)	n.m.
n.m.: not meaningful TOTAL BCE CUSTOMER CONNECTIONS

	Q1 2021	Q1 2020	% CHANGE

Wireless mobile phone subscribers (1)	9,166,748	8,971,172	2.2%

Postpaid	8,361,264	8,177,205	2.3%

Prepaid	805,484	793,967	1.5%

Wireless mobile connected devices subscribers (1)	2,130,312	1,877,136	13.5%

Wireline retail high-speed Internet subscribers (2)	3,730,576	3,578,196	4.3%

Wireline retail TV subscribers (3)	2,723,368	2,753,909	(1.1%)

IPTV	1,817,069	1,770,034	2.7%

Satellite (3)	906,299	983,875	(7.9%)

Wireline retail residential NAS lines	2,432,863	2,635,888	(7.7%)

Total services subscribers	20,183,867	19,816,301	1.9%

(1)

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), ABPU and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

(2)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(3)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

BCE added 37,591 net retail customer activations in Q1 2021, increasing by 48,678 compared to the same period last year. The net retail customer activations in Q1 2021 consisted of:

•	2,405 wireless mobile phone net customer activations, along with 74,159 wireless mobile connected devices net customer activations

•	21,208 retail high-speed Internet net customer activations

•	9,112 retail TV net customer losses comprised of 19,808 retail satellite TV net customer losses, moderated by 10,696 retail IPTV net customer activations

•	51,069 retail residential NAS net losses

At March 31, 2021, BCE’s retail customer connections totaled 20,183,867, up 1.9% year over year, and consisted of the following:

•	9,166,748 wireless mobile phone subscribers, up 2.2% compared to Q1 2020, as well as 2,130,312 wireless mobile connected devices subscribers, up 13.5% year over year

•	3,730,576 retail high-speed Internet subscribers, 4.3% higher than last year

•

2,723,368 total retail TV subscribers, down 1.1% compared to Q1 2020, comprised of 1,817,069 retail IPTV subscribers, up 2.7% year over year, and 906,299 retail satellite TV subscribers, down 7.9% year over year

•	2,432,863 retail residential NAS lines, a decline of 7.7% compared to Q1 2020

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2 MD&A Consolidated financial analysis

2.3   Operating revenues

BCE

Revenues

(in $ millions)

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE
Bell Wireless	2,100	2,035	65	3.2%
Bell Wireline	3,081	3,036	45	1.5%
Bell Media	713	752	(39)	(5.2%)
Inter-segment eliminations	(188)	(183)	(5)	(2.7%)
Total BCE operating revenues	5,706	5,640	66	1.2%

BCE

Total operating revenues at BCE increased by 1.2% in Q1 2021, compared to the same period last year, representing an improvement over the 2.8% year-over-year decline experienced in Q4 2020, from the moderating impacts of the COVID-19 pandemic earlier in the quarter. The year-over-year increase was attributable to growth in our Bell Wireless and Bell Wireline segments, offset in part by a decline in our Bell Media segment. BCE service revenues of $4,968 million in Q1 2021 declined by 1.0% year over year, whereas product revenues of $738 million in Q1 2021 increased by 18.6% year over year. Wireless operating revenues grew by 3.2% due to higher product revenues of 20.1%, offset in part by reduced service revenues of 2.1%, which continued to be unfavourably impacted by lower outbound roaming revenues as a result of the COVID-19 pandemic. Wireline operating revenues increased by 1.5% in Q1 2021, over the same period last year, driven by higher services revenues of 0.9%, from greater data and other services revenues, offset in part by reduced voice revenues, coupled with greater product revenues of 14.1%. Bell Media operating revenues declined by 5.2% year over year in Q1 2021, as advertising revenues continued to be adversely impacted by the COVID-19 pandemic.

2.4  Operating costs

BCE	BCE
Operating cost profile	Operating cost profile

Q1 2020	Q1 2021

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Bell Wireless	(1,177)	(1,107)	(70)	(6.3%)

Bell Wireline	(1,718)	(1,701)	(17)	(1.0%)

Bell Media	(570)	(597)	27	4.5%

Inter-segment eliminations	188	183	5	2.7%

Total BCE operating costs	(3,277)	(3,222)	(55)	(1.7%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

Total BCE operating costs increased by 1.7% in Q1 2021, compared to last year, driven by greater costs in Bell Wireless of 6.3% and Bell Wireline of 1.0%, offset in part by reduced expenses in Bell Media of 4.5%. The increase in operating expenses was primarily driven by higher costs associated with the revenue growth.

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2 MD&A Consolidated financial analysis

2.5  Net earnings

BCE Net earnings (in $ millions)

Net earnings decreased by $46 million in the first quarter of 2021, compared to the same period last year, mainly due to higher severance, acquisition and other costs and higher depreciation and amortization, partly offset by higher other income and higher adjusted EBITDA.

2.6  Adjusted EBITDA

BCE

Adjusted EBITDA

(in $ millions)

	Q1 2021	Q1 2020	$CHANGE	% CHANGE
Bell Wireless	923	928	(5)	(0.5%)
Bell Wireline	1,363	1,335	28	2.1%
Bell Media	143	155	(12)	(7.7%)
Total BCE adjusted EBITDA	2,429	2,418	11	0.5%

BCE

BCE’s adjusted EBITDA grew by 0.5% in Q1 2021, compared to the same period last year. This represented an improvement over the 3.2% year-over-year decline experienced in Q4 2020 due to the moderating impacts of the COVID-19 pandemic earlier in the quarter. The increase in adjusted EBITDA in Q1 2021 was driven by higher revenues, moderated by greater operating costs. Adjusted EBITDA margin of 42.6% in Q1 2021 declined by 0.3 pts over the same period last year, mainly resulting from the flow-through impact of lower year-over-year service revenue and higher low-margin product sales in our total revenue base.

2.7  Severance, acquisition and other costs

2021

Severance, acquisition and other costs of $89 million in the first quarter of 2021 included:

•	Severance costs of $97 million related to involuntary and voluntary employee terminations

•	Acquisition and other costs recovery of $8 million

2020

Severance, acquisition and other costs of $16 million in the first quarter of 2020 included:

•	Severance costs of $8 million related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $8 million

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2 MD&A Consolidated financial analysis

2.8  Depreciation and amortization

DEPRECIATION

Depreciation in Q1 2021 increased by $37 million, compared to Q1 2020, in part due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

AMORTIZATION

Amortization in Q1 2021 increased by $8 million, compared to Q1 2020, mainly due to a higher asset base.

2.9   Finance costs

INTEREST EXPENSE

Interest expense in the first quarter of 2021 decreased by $10 million, compared to the same period last year, mainly due to lower average debt levels and lower interest rates.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2021, the discount rate was 2.6% compared to 3.1% on January 1, 2020.

In the first quarter of 2021, interest expense on post-employment benefit obligations decreased by $7 million, compared to the same period last year, due to a lower discount rate and a lower net post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.10 Other income (expense)

2021

Other income of $8 million in the first quarter of 2021 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by early debt redemption costs.

2020

Other expense of $47 million in the first quarter of 2020 included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans and early debt redemption costs.

2.11  Income taxes

Income taxes in the first quarter of 2021 increased by $10 million, compared to the same period last year.

2.12   Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders of $642 million in the first quarter of 2021 decreased by $38 million, compared to the same period last year, mainly due to higher severance, acquisition and other costs and higher depreciation and amortization, partly offset by higher other income and higher adjusted EBITDA.

BCE’s EPS of $0.71 in Q1 2021 decreased by $0.04 compared to the same period last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, adjusted net earnings in the first quarter of 2021 was $704 million, or $0.78 per common share, compared to $714 million, or $0.79 per common share, for the same period last year.

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3 MD&A Business segment analysis - Bell Wireless

3   Business segment analysis

3.1 Bell Wireless

KEY BUSINESS DEVELOPMENTS

LAUNCH OF TSN 5G VIEW / VISION 5G RDS

TSN and RDS launched TSN 5G View / Vision 5G RDS, an exclusive in-app feature that leverages Bell’s Fifth Generation (5G) network to offer fans interactive new ways to watch sports. Introduced in Montréal on March 19, 2021 and in Toronto on April 15, 2021, this innovative 5G-enabled technology lets Montreal Canadiens and Toronto Maple Leafs fans control how they view every angle of the game on their smartphones, getting up close to every goal, pass, hit and penalty with zoom, pause, rewind and slow motion capabilities made possible with Bell’s superfast, high-capacity 5G mobile network. In addition to the immersive mobile experience, the new 5G technology also allows viewers of TSN and RDS regional home game broadcasts to get closer to the action, featuring views from never-before-seen camera angles during in-game commentary, analysis, replays, and post-game recaps. TSN and RDS subscribers on the Bell 5G network with a 5G device can sign in to their TSN and RDS apps to take advantage of the new technology live in action. TSN 5G View / Vision 5G RDS will continue to expand to more sports events, teams and venues over time.

CONNECTED CAR PARTNERSHIP WITH HONDA CANADA

On March 11, 2021, Bell and Honda Canada announced that new Honda and Acura vehicles are now equipped with built-in Wi-Fi hotspots that enable drivers and their passengers to stay fully connected online, safely and hands-free, while on the open road. Ideal for mobile workers, commuters and families, Bell Connected Car seamlessly supports browsing, streaming and sharing on up to 7 compatible devices with the built-in Wi-Fi hotspot powered by Canada’s largest Fourth Generation (4G) Long-term evolution (LTE) wireless network. The hotspot supports real-time email and text access, enables on-the-go video streaming, gaming and web browsing for passengers, and keeps customers’ devices connected up to 50 feet away from the vehicle.

FINANCIAL PERFORMANCE ANALYSIS

Effective January 1, 2021, we changed our wireless operating metrics to reflect our revised approach to reporting wireless subscriber units. Consequently, we are now reporting in two categories, mobile phone subscriber units and mobile connected device subscriber units (e.g. tablets, wearables and mobile Internet devices). Additionally, mobile connected device subscribers now include previously undisclosed IoT units (e.g. connected telematics services, monitoring devices, connected cars and fleet management solutions). These changes are consistent with the way we manage our business, reflect our focus on mobile phone subscribers and align to industry peers. As a result, previously reported 2020 subscribers and associated operating metrics (gross and net activations (losses), ABPU and churn) have been restated for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – KPIs, in this MD&A for more details.

Q1 2021 PERFORMANCE HIGHLIGHTS

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

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3 MD&A Business segment analysis - Bell Wireless

Total mobile phones subscriber growth	Mobile phones postpaid net activations	Mobile phones prepaid net losses
+2.2%	32,925	(30,520)
Q1 2021 vs. Q1 2020	in Q1 2021	in Q1 2021

Mobile phones postpaid churn in Q1 2021	Mobile phones blended ABPU per month
0.89%	(3.4%)
Stable vs. Q1 2020	Q1 2021: $70.34 Q1 2020: $72.78

BELL WIRELESS RESULTS

REVENUES

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

External service revenues	1,503	1,535	(32)	(2.1%)

Inter-segment service revenues	11	12	(1)	(8.3%)

Total operating service revenues	1,514	1,547	(33)	(2.1%)

External product revenues	584	487	97	19.9%

Inter-segment product revenues	2	1	1	100.0%

Total operating product revenues	586	488	98	20.1%

Total Bell Wireless revenues	2,100	2,035	65	3.2%

Bell Wireless operating revenues grew by 3.2% in Q1 2021, compared to Q1 2020, reflecting quarterly sequential improvements from both service and product revenues. The increase in year-over-year operating revenues was driven by greater product revenues, offset in part by lower service revenues.

Service revenues declined by 2.1% in the current quarter, compared to Q1 2020, due to lower postpaid revenues, offset in part by higher prepaid revenues, reflecting the following:

•  Decreased outbound roaming revenues mainly from reduced customer travel as a result of the COVID-19 pandemic

•  Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans

These factors were partly offset by:

•  Continued growth in our mobile phone subscriber base

•  The flow-through of rate increases

Product revenues increased by 20.1% in Q1 2021, compared to the same period last year, due to greater sales mix of premium mobile phones and higher handset prices, along with increased consumer electronic sales at The Source (Bell) Electronics Inc. (The Source), primarily in e-commerce, reflecting the shift in consumer behavior to online shopping driven by the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Operating costs	(1,177)	(1,107)	(70)	(6.3%)

Adjusted EBITDA	923	928	(5)	(0.5%)

Total adjusted EBITDA margin	44.0%	45.6%		(1.6	) pts

Bell Wireless operating costs increased by 6.3% in Q1 2021, compared to Q1 2020, driven by:

•	Increased cost of goods sold due to the greater sales mix of premium mobile phones and higher handset costs

These factors were partly offset by:

•	Reduced payments to other carriers associated with the decline in roaming revenues as a result of the COVID-19 pandemic

•

Lower labour costs due to store closures and reduced store operating hours driven by the government restrictions as a result of the COVID-19 pandemic, partly offset by increased call volumes to our customer service centres

Bell Wireless adjusted EBITDA decreased by 0.5% in Q1 2021, compared to Q1 2020, mainly attributable to the flow-through of the service revenue decline and higher operating costs. Adjusted EBITDA margin, based on wireless operating revenues, of 44.0% in Q1 2021 declined by 1.6 pts year over year, driven by a greater proportion of low-margin product sales in our total revenue base and the flow-through of the service revenue decline.

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3 MD&A Business segment analysis - Bell Wireless

BELL WIRELESS OPERATING METRICS

	Q1 2021	Q1 2020	CHANGE	% CHANGE

Mobile phones

Blended ABPU ($/month)	70.34	72.78	(2.44)	(3.4%)

Gross activations	340,127	333,557	6,570	2.0%

Postpaid	248,990	209,550	39,440	18.8%

Prepaid	91,137	124,007	(32,870)	(26.5%)

Net activations (losses)	2,405	(2,496)	4,901	n.m.

Postpaid	32,925	1,559	31,366	n.m.

Prepaid	(30,520)	(4,055)	(26,465)	n.m.

Blended churn % (average per month)	1.23%	1.26%		0.03	pts

Postpaid	0.89%	0.89%		–

Prepaid	4.68%	5.03%		0.35	pts

Subscribers	9,166,748	8,971,172	195,576	2.2%

Postpaid	8,361,264	8,177,205	184,059	2.3%

Prepaid	805,484	793,967	11,517	1.5%

Mobile connected devices

Net activations	74,159	48,964	25,195	51.5%

Subscribers	2,130,312	1,877,136	253,176	13.5%

n.m.: not meaningful

Mobile phone blended ABPU of $70.34 decreased by 3.4% in Q1 2021, compared to Q1 2020, driven by:

•	Decreased outbound roaming revenues from reduced customer travel due to the COVID-19 pandemic

•	Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans

These factors were partly offset by:

•	Higher monthly billings related to increased adoption of mobile phone device financing plans

•	The flow-through of rate increases

Mobile phone gross activations increased by 2.0% in Q1 2021, compared to Q1 2020, due to higher postpaid gross activations, partly offset by lower prepaid gross activations.

•

Mobile phone postpaid gross activations increased by 18.8% in the quarter, compared to the same period last year, due to our focus on growing higher-valued mobile phone subscribers, greater promotional offers and reflected the benefit from the enhancements to our online capabilities

•

Mobile phone prepaid gross activations decreased by 26.5% in the quarter, compared to Q1 2020, driven by lower market activity from fewer visitors to Canada, reduced immigration and the temporary closure of our retail distribution channels as a result of the COVID-19 pandemic

Mobile phone net activations increased by 4,901 in Q1 2021, compared to Q1 2020, due to higher postpaid net activations, offset in part by lower prepaid net activations.

•	Mobile phone postpaid net activations increased by 31,366 in Q1 2021, compared to the same period last year, driven by higher gross activations, offset in part by greater customer deactivations

•	Mobile phone prepaid net activations decreased by 26,465 in the quarter, compared to the same period last year, due to lower gross activations, offset in part by reduced customer deactivations

Mobile phone blended churn of 1.23% improved by 0.03 pts in Q1 2021, compared to Q1 2020.

•	Mobile phone postpaid churn of 0.89% this quarter remained relatively stable, compared to the same period last year

•	Mobile phone prepaid churn of 4.68% in Q1 2021 improved by 0.35 pts, compared to the same period last year, due to lower market activity as a result of the COVID-19 pandemic

Mobile phone subscribers at March 31, 2021 totaled 9,166,748, an increase of 2.2% from 8,971,172 subscribers at the end of Q1 2020. This consisted of 8,361,264 postpaid subscribers and 805,484 prepaid subscribers, an increase of 2.3% and 1.5%, respectively, year over year.

Mobile connected device net activations increased by 51.5% in Q1 2021, compared to Q1 2020, driven by greater IoT net activations, offset in part by lower data devices, primarily less tablet activations.

Mobile connected device subscribers at March 31, 2021 totaled 2,130,312, an increase of 13.5% from 1,877,136 subscribers at the end of Q1 2020.

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3 MD&A Business segment analysis - Bell Wireless

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of national operators’ wireless postpaid net additions

•	Continued growth of our prepaid subscriber base

•	Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 5G, 4G LTE and LTE Advanced devices and new data services

•	Continued deployment of 5G wireless network offering coverage that is competitive with other national operators in centres across Canada

•	Improvement in subscriber acquisition and retention spending, enabled by increasing adoption of device financing plans

•

Unfavourable impact on mobile phone blended ABPU, driven by reduced outbound roaming revenue due to travel restrictions as a result of the COVID-19 pandemic, reduced data overage revenue due to continued adoption of unlimited plans and the impact of a higher prepaid mix in our overall subscriber base

•	Increased adoption of unlimited data plans and device financing plans

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

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3 MD&A Business segment analysis - Bell Wireline

3.2  Bell Wireline

This section contains forward-looking statements, including relating to our network deployment and capital investment plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

HIGH-SPEED INTERNET DEPLOYMENT IN QUÉBEC

On March 18, 2021, Bell reaffirmed its plan to respond quickly to requests for access to its communications support structures in anticipation of an increase in the volume of requests over the coming months, underscoring its focus on accelerating the deployment of high-speed Internet as part of the federal and Québec governments’ “Operation High Speed” initiative to connect all Québecers by September 2022. By establishing common priorities and working closely with partners like Hydro-Québec and suppliers including engineering firms specializing in aerial structures, the measures Bell is implementing have already significantly accelerated the issuance of permits for many service providers and sped up deployment of several key projects.

On March 22, 2021, Bell announced that it will roll out high-speed Internet services to several unserved areas of Québec in partnership with the governments of Canada and Québec as part of the “Operation High Speed” initiative. The Bell projects will provide 100% fibre Internet connections to approximately 31,000 homes and businesses in nearly 100 Québec communities.

PARTNERSHIP WITH SCALE AI ON ARTIFICIAL INTELLIGENCE INNOVATION

Bell Business Markets partnered with SCALE AI, a Montréal-based investment and innovation hub, to reduce installation time for new fibre connections using artificial intelligence (AI). By accelerating several steps in the supply chain with AI, the new initiative will increase prediction accuracy for the order completion date, automate email interactions with internal and external participants in the supply chain process, reduce waste and accelerate supply chain fulfillment, enabling us to dynamically forecast workload to ensure consistent and high-level service. The initiative is part of a $16.6 million investment announced by SCALE AI to accelerate the rapid adoption and integration of AI solutions in Canada.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2021 PERFORMANCE HIGHLIGHTS

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Retail high-speed Internet (1)	Retail high-speed Internet	Retail TV (2)
+4.3%	21,208	(1.1%)
Subscriber growth	Total net subscriber activations	Subscriber decline
Q1 2021 vs. Q1 2020	in Q1 2021	Q1 2021 vs. Q1 2020

Retail IPTV	Retail residential NAS lines
10,696	(7.7%)
Total net subscriber activations in Q1 2021	Subscriber decline Q1 2021 vs. Q1 2020

(1)

At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

(2)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

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3 MD&A Business segment analysis - Bell Wireline

BELL WIRELINE RESULTS

REVENUES

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Data	1,965	1,891	74	3.9%

Voice	803	872	(69)	(7.9%	)

Other services	74	62	12	19.4%

Total external service revenues	2,842	2,825	17	0.6%

Inter-segment service revenues	85	76	9	11.8%

Total operating service revenues	2,927	2,901	26	0.9%

Data	144	123	21	17.1%

Equipment and other	10	12	(2)	(16.7%	)

Total external product revenues	154	135	19	14.1%

Total operating product revenues	154	135	19	14.1%

Total Bell Wireline revenues	3,081	3,036	45	1.5%

Bell Wireline operating revenues increased by 1.5% in Q1 2021, compared to the same period last year, reflecting an improvement over the decline experienced in Q4 2020. The year-over-year growth was driven by higher data service revenues, increased product sales and greater other services revenues, moderated by the continued erosion in voice revenues.

Bell Wireline operating service revenues grew by 0.9% in Q1 2021, compared to the same period last year.

•	Data revenues increased by 3.9% in Q1 2021, compared to the same period last year, driven by:

•	Higher retail Internet and IPTV subscribers combined with the flow-through of pricing changes

•	Lower seasonal suspension of residential services as more customers maintained their services due to the COVID-19 pandemic

•	Greater sales of maintenance contracts on data equipment sold to business customers

These factors were partly offset by:

•	Continued decline in our satellite TV subscriber base

•	Ongoing legacy data erosion

•	Voice revenues declined by 7.9% in the first quarter of 2021, compared to Q1 2020, driven by lower local and access and long distance revenues due to:

•	NAS line erosion from technological substitution to wireless and Internet based services

•	Lower usage of conferencing services as business customers have adopted cheaper solutions since the onset of the COVID-19 pandemic

•	Large business customer conversions to Internet protocol (IP) and Internet-based data services

•	Other services revenue increased by 19.4% in Q1 2021, compared to Q1 2020, from the acquisition in December 2020 of Environics Analytics Group Ltd., a Canadian data and analytics company

Bell Wireline operating product revenues increased by 14.1% in Q1 2021, compared to the same period last year, driven by higher demand in our business markets, primarily from greater sales to the government sector, along with the impact in Q1 2020 of vendor delays relating to equipment purchases as a result of the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Operating costs	(1,718)	(1,701)	(17)	(1.0%)

Adjusted EBITDA	1,363	1,335	28	2.1%
Adjusted EBITDA margin	44.2%	44.0%		0.2 pts

Bell Wireline operating costs increased by 1.0% in Q1 2021, compared to the same period last year, due to:

•	Higher cost of goods sold and maintenance contract expenses attributable to the growth in revenues

•	Greater expenses associated with the acquisition of Environics Analytics Group Ltd.

•	Higher labour costs from greater project requirements, along with increased call volumes to our customer service centres, moderated by vendor contract savings

These factors were partly offset by:

•	Reduced payments to other carriers and TV programming and content costs driven by lower associated revenues

Bell Wireline adjusted EBITDA increased by 2.1% in Q1 2021, compared to the same period last year, driven by higher revenues, offset in part by greater operating expenses. This reflected an improvement over the Q4 2020 year-over-year decline of 2.7%. Adjusted EBITDA margin of 44.2% in Q1 2021 increased by 0.2 pts compared to the 44.0% achieved in Q1 2020, attributable to higher service revenue flow-through, offset in part by greater low-margin product sales in our total revenue base.

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3 MD&A Business segment analysis - Bell Wireline

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q1 2021	Q1 2020	CHANGE	% CHANGE

Retail net activations	21,208	22,595	(1,387)	(6.1%)

Retail subscribers (1)	3,730,576	3,578,196	152,380	4.3%

(1) At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

Retail high-speed Internet subscriber net activations decreased by 6.1% in Q1 2021, compared to Q1 2020, driven by lower retail residential net additions due to fewer promotional offers, lower door-to-door sales and slower growth of new households from lower immigration, as a result of the COVID-19 pandemic, as well as greater competitive intensity. This was offset in part by fewer deactivations due to the COVID-19 pandemic, along with increased activations in our fibre-to-the-premise (FTTP) and wireless-to-the-premise (WTTP) footprints.

Retail high-speed Internet subscribers totaled 3,730,576 at March 31, 2021, up 4.3% from the same period last year. At the beginning of Q1 2021, our retail high-speed Internet subscriber base was increased by 4,778 subscribers due to the transfer of fixed wireless Internet subscribers from our mobile connected devices subscriber base.

Retail TV

	Q1 2021	Q1 2020	CHANGE	% CHANGE

Retail net subscriber (losses) activations	(9,112)	(18,555)	9,443	50.9%

IPTV	10,696	2,852	7,844	n.m.

Satellite	(19,808)	(21,407)	1,599	7.5%

Total retail subscribers (1)	2,723,368	2,753,909	(30,541)	(1.1%	)

IPTV	1,817,069	1,770,034	47,035	2.7%

Satellite (1)	906,299	983,875	(77,576)	(7.9%	)

n.m.: not meaningful

(1)	At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

Retail IPTV net subscriber activations increased by 7,844 in Q1 2021, compared to Q1 2020, due to lower deactivations mainly as a result of the COVID-19 pandemic, a reduced number of customers coming off of promotional offers, and the continued ramp-up in activations from Virgin TV, which launched in July 2020. This was offset in part by lower activations driven by fewer door-to-door sales, as a result of the COVID-19 pandemic and greater competitive intensity.

Retail satellite TV net customer losses improved by 7.5% in the Q1 2021, compared to Q1 2020, attributable to improved net activations in our small business market, due to the moderating impact of the COVID-19 pandemic. Retail residential net customer losses also improved year over year due to lower deactivations driven by the COVID-19 pandemic, fewer customers coming off of promotional offers, and reflected a more mature subscriber base geographically better-suited for satellite TV service.

Total retail TV net customer losses (IPTV and satellite TV combined) improved by 50.9% in Q1 2021, compared to the same period last year, driven by higher IPTV net activations, along with fewer satellite TV net customer losses.

Retail IPTV subscribers at March 31, 2021 totaled 1,817,069, up 2.7% from 1,770,034 subscribers reported at the end of Q1 2020.

Retail satellite TV subscribers at March 31, 2021 totaled 906,299, down 7.9% from 983,875 subscribers reported at the end of Q1 2020. At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

Total retail TV subscribers (IPTV and satellite TV combined) at March 31, 2021 were 2,723,368, representing a 1.1% decline from 2,753,909 subscribers at the end of Q1 2020. At the beginning of Q1 2021, we adjusted our satellite TV subscriber base to remove 6,125 non-revenue generating units.

VOICE

	Q1 2021	Q1 2020	CHANGE	% CHANGE

Retail residential NAS lines net losses	(51,069)	(61,595)	10,526	17.1%

Retail residential NAS lines	2,432,863	2,635,888	(203,025)	(7.7%)

Retail residential NAS net losses improved by 17.1% in Q1 2021, compared to Q1 2020, attributable to lower deactivations, due to the COVID-19 pandemic, coupled with a lower number of customers coming off of promotional offers. This was partly offset by ongoing substitution to wireless and Internet-based technologies.

Retail residential NAS subscribers at March 31, 2021 of 2,432,863 declined by 7.7%, compared to the end of Q1 2020. This represented an improvement over the 8.9% rate of erosion experienced in Q1 2020, driven by fewer deactivations primarily due to the COVID-19 pandemic.

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3 MD&A Business segment analysis - Bell Wireline

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed WTTP technology in rural communities

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

•	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

20  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis - Bell Media

3.3   Bell Media

KEY BUSINESS DEVELOPMENTS

BRAND-NEW ONLINE VIEWING DESTINATION NOOVO.CA AND NOOVO APP

Bell Media expanded its digital offering available on the Noovo.ca website and via the brand-new Noovo app, showcasing its extensive catalogue of French-language programming. Over 5,000 hours of content are now available on Noovo.ca and via the app on iOS and Android mobile devices and smart or connected TVs. This includes content from the conventional channel Noovo as well as from Canal D, Canal Vie, Investigation, VRAK and Z.

Since March 29, 2021, Noovo.ca features the majority of daily programming broadcast live on the Noovo channel, including all episodes of NOOVO LE FIL, which are available in the Noovo Info section dedicated exclusively to news. Led by a team of experienced anchors, journalists and correspondents, NOOVO LE FIL reports on current affairs from multiple angles using dynamic formats. It offers a variety of viewpoints that provide context to daily news stories, while analyzing them from a concrete and grounded perspective.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2021 PERFORMANCE HIGHLIGHTS

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

BELL MEDIA RESULTS

REVENUES

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Total external revenues	623	658	(35)	(5.3%)

Inter-segment revenues	90	94	(4)	(4.3%)

Total Bell Media revenues	713	752	(39)	(5.2%)

Bell Media operating revenues declined by 5.2% in Q1 2021, compared to the same period last year, reflecting continued sequential improvement since the start of the COVID-19 pandemic, driven mainly by higher demand by TV advertisers. The Q1 2021 year-over-year decline was primarily due to lower advertising revenues.

•

Advertising revenues decreased in Q1 2021, compared to Q1 2020, mainly driven by reduced spending by advertisers across some of our platforms due to the continued economic uncertainty resulting from the COVID-19 pandemic. The year-over-year decline reflected the following impacts on our advertising platforms:

•

Lower OOH advertising revenues due to the COVID-19 pandemic from the government restrictions imposed throughout most of Q1 2021 on certain non-essential services including restaurants, bars and arenas along with reduced airport and transit traffic

•

Decreased radio advertising revenues driven by lower demand from reduced audience levels due to a change in audience listening habits and the temporary shutdown of small local businesses attributable to the COVID-19 pandemic, as well as continued overall market softness

These factors were partly offset by:

•

Higher TV advertising revenues from the acquisition in May 2020 of V and Noovo.ca and greater sports advertising revenues year over year as most sporting events were cancelled or delayed in the latter part of March 2020 due to the COVID-19 pandemic and also reflected stronger news specialty performance, offset in part by lower demand by advertisers caused by the COVID-19 pandemic

•

Subscriber revenues declined slightly in Q1 2021, compared to the same period last year, primarily due to the timing of certain BDU contract renewals, which was largely offset by continued growth in direct-to-consumer subscribers from Crave and STARZ as well as sports streaming services.

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3 MD&A Business segment analysis - Bell Media

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Operating costs	(570)	(597)	27	4.5%

Adjusted EBITDA	143	155	(12)	(7.7%)

Adjusted EBITDA margin	20.1%	20.6%		(0.5	) pts

Bell Media operating costs decreased by 4.5% in Q1 2021, compared to Q1 2020, driven by:

•	Lower programming costs from production shutdowns and delays due to the COVID-19 pandemic, offset in part by higher sports broadcasting rights

•	The temporary waiving of Canadian Radio-television and Telecommunications Commission (CRTC) Part I and II broadcasting license fees driven by the COVID-19 pandemic

•	Lower costs related to the OOH and radio revenue declines

•	Reduced labour cost primarily due to workforce reductions

These factors were partly offset by:

•	Higher costs from the V and Noovo.ca acquisitions

Bell Media adjusted EBITDA decreased by 7.7% in Q1 2021, compared to the same period last year, driven by lower revenues, moderated by reduced operating costs.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2020 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

•

Overall revenue is expected to reflect a gradual economic recovery in 2021 combined with subscriber revenue growth and strategic pricing on advertising sales. However, revenue performance is expected to continue to be negatively impacted by the effects of the COVID-19 pandemic on many sectors of the economy.

•

Continued escalation of media content costs to secure quality programming, as well as the return of sports and entertainment programming; however, in the short term, savings can still be expected due to production delays, shortened sports seasons, and possible cancellations from the ongoing COVID-19 pandemic

•	Continued scaling of Crave through broader content offering and user experience improvements

•

Investment in Noovo news and more French-language original content to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

•	Enhanced market-leading attribution through our Strategic Audience Management (SAM) tool

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	Continued monetization of content rights and Bell Media properties across all platforms

•	No material financial, operational or competitive consequences of changes in regulations affecting our media business

22  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

4    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1   Net debt (1)

	MARCH 31, 2021	DECEMBER 31, 2020	$ CHANGE	% CHANGE

Debt due within one year	3,786	2,417	1,369	56.6%

Long-term debt	24,965	23,906	1,059	4.4%

Preferred shares (2)	2,002	2,002	–	–

Cash and cash equivalents	(2,607)	(224)	(2,383)	n.m.

Net debt	28,146	28,101	45	0.2%

n.m.: not meaningful

(1)

Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

(2)	50% of outstanding preferred shares of $4,003 million in 2021 and 2020 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $2,428 million in total debt, comprised of debt due within one year and long-term debt, was due to:

•

the issuance by Bell Canada of Series M-54 and Series M-55 MTN debentures, with total principal amounts of $1 billion and $550 million in Canadian dollars, respectively. The MTN debentures are fully and unconditionally guaranteed by BCE Inc.

•

the issuance by Bell Canada of Series US-3 and Series US-4 Notes, with total principal amounts of $600 million and $500 million in U.S. dollars, respectively ($747 million and $623 million in Canadian dollars, respectively). The Notes are fully and unconditionally guaranteed by BCE Inc.

Partly offset by:

•	a decrease in our notes payable (net of issuances) of $357 million

•	a net decrease of $122 million due to lower lease liabilities and other debt

•	a decrease in our securitized trade receivables of $13 million

The increase in cash and cash equivalents of $2,383 million was mainly due to:

•	$2,319 million of debt issuances (net of repayments)

•	$940 million of free cash flow

Partly offset by:

•	$753 million of dividends paid on BCE common shares

•	$91 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

4.2   Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2021	904,415,010

Shares issued under employee stock option plan	199,928

Outstanding, March 31, 2021	904,614,938

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2021	15,650,234	59

Exercised (1)	(199,928)	48

Forfeited or expired	(159,042)	60

Outstanding, March 31, 2021	15,291,264	59

Exercisable, March 31, 2021	8,708,876	57

(1)	The weighted average market share price for options exercised during the three months ended March 31, 2021 was $56.

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4 MD&A Financial and capital management

4.3   Cash flows

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Cash flows from operating activities	1,992	1,451	541	37.3%

Capital expenditures	(1,012)	(777)	(235)	(30.2%	)

Cash dividends paid on preferred shares	(31)	(36)	5	13.9%

Cash dividends paid by subsidiaries to non-controlling interest	(13)	(14)	1	7.1%

Acquisition and other costs paid	4	9	(5)	(55.6%	)

Cash from discontinued operations (included in cash flows from operating activities)	–	(22)	22	100.0%

Free cash flow	940	611	329	53.8%

Cash from discontinued operations (included in cash flows from operating activities)	–	22	(22)	(100.0%	)

Acquisition and other costs paid	(4)	(9)	5	55.6%

Other investing activities	(21)	(6)	(15)	n.m.

Cash used in discontinued operations (included in cash flows from investing activities)	–	(7)	7	100.0%

Net issuance of debt instruments	2,319	2,742	(423)	(15.4%	)

Issue of common shares	10	22	(12)	(54.5%	)

Purchase of shares for settlement of share-based payments	(91)	(94)	3	3.2%

Cash dividends paid on common shares	(753)	(716)	(37)	(5.2%	)

Other financing activities	(17)	(30)	13	43.3%

Cash used in discontinued operations (included in cash flows from financing activities)	–	(1)	1	100.0%

Net increase in cash and cash equivalents	2,383	2,534	(151)	(6.0%	)

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the first quarter of 2021 increased by $541 million, compared to the same period last year, mainly due to higher cash from working capital, in part from a slowdown experienced in Q1 2020 due to the COVID-19 pandemic and timing of supplier payments, and lower income taxes paid due to timing of installments.

Free cash flow in the first quarter of 2021 increased by $329 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, partly offset by higher capital expenditures.

CAPITAL EXPENDITURES

	Q1 2021	Q1 2020	$ CHANGE	% CHANGE

Bell Wireless	286	130	(156)	n.m.

Capital intensity ratio	13.6%	6.4%		(7.2) pts

Bell Wireline	707	622	(85)	(13.7%)

Capital intensity ratio	22.9%	20.5%		(2.4) pts

Bell Media	19	25	6	24.0%

Capital intensity ratio	2.7%	3.3%		0.6 pts

BCE	1,012	777	(235)	(30.2%)

Capital intensity ratio	17.7%	13.8%		(3.9) pts

n.m.: not meaningful

BCE capital expenditures totaled $1,012 million in Q1 2021, increasing by 30.2% or $235 million over the same period last year, due to greater spending at Bell Wireless and Bell Wireline, offset in part by reduced spending at Bell Media. This drove a corresponding capital intensity ratio of 17.7% in Q1 2021, up 3.9 pts over the 13.8% achieved in Q1 2020. The increase in capital spending is consistent with our two-year plan to accelerate spending on broadband and mobile 5G networks. The growth in year-over-year capital expenditures was driven by:

•	Higher capital spending in our wireless segment of $156 million in Q1 2021, compared to the same period last year, primarily driven by the ongoing deployment of our mobile 5G network

•

Greater capital spending in our wireline segment of $85 million in Q1 2021, compared to Q1 2020, mainly due to the continued expansion of our FTTP network to more homes and businesses and the rollout of our fixed WTTP network to more rural locations

24  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

DEBT INSTRUMENTS

2021

In the first quarter of 2021, we issued $2,319 million of debt, net of repayments. This included the issuance of Series M-54 and Series M-55 MTN debentures with total principal amounts of $1 billion and $550 million, respectively, and the issuance of Series US-3 and Series US-4 Notes with total principal amounts of $600 million and $500 million in U.S. dollars, respectively ($747 million and $623 million in Canadian dollars, respectively), partly offset by the repayment (net of issuances) of $357 million of notes payable, net payments of leases and other debt of $231 million and a decrease in securitized trade receivables of $13 million.

2020

In the first quarter of 2020, we issued $2,742 million of debt, net of repayments. This included borrowings by Bell Canada of $1.1 billion in U.S. dollars ($1,544 million in Canadian dollars) under its committed revolving credit facility, the issuance of Series M-47 and Series M-51 MTN debentures with total principal amounts of $1 billion and $750 million in Canadian dollars, respectively, and an increase in securitized trade receivables of $400 million, partly offset by the early redemption of Series M-24 MTN debentures with a total principal amount of $500 million, the repayment (net of issuances) of $230 million of notes payable, and net payments of leases and other debt of $222 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the first quarter of 2021, cash dividends paid on common shares increased by $37 million compared to Q1 2020, due to a higher dividend paid in Q1 2021 of $0.8325 per common share compared to $0.7925 per common share in Q1 2020.

4.4   Post-employment benefit plans

For the three months ended March 31, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $1,565 million, due to a higher actual discount rate of 3.4% at March 31, 2021, as compared to 2.6% at December 31, 2020, partly offset by a lower-than-expected return on plan assets in 2021.

For the three months ended March 31, 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $2,365 million due to a higher actual discount rate of 4.2% at March 31, 2020, as compared to 3.1% at December 31, 2019, partly offset by a lower-than-expected return on plan assets.

4.5   Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			MARCH 31, 2021		DECEMBER 31, 2020

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non- current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	81	84	82	86

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,401	25,776	20,525	24,366

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4 MD&A Financial and capital management

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

March 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	125	3	–		122

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	64	–	64		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	113	–	171		(58)

December 31, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	126	3	–		123

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(51)	–	(51)		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	109	–	167		(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in OCI from continuing operations in the consolidated statements of comprehensive income and are reclassified from Accumulated OCI to Deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income (expense) in the consolidated income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

In Q1 2021, we entered into cross currency interest rate swaps with notional amounts of $600 million in U.S. dollars ($749 million in Canadian dollars) and $500 million in U.S. dollars ($637 million in Canadian dollars) to hedge the U.S. currency exposure of our US-3 Notes maturing in 2024 and our US-4 Notes maturing in 2051, respectively. See section 4.1, Net debt, in this MD&A, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of nil ($15 million) recognized in net earnings from continuing operations at March 31, 2021 and a gain (loss) of $202 million ($188 million) recognized in Other comprehensive income from continuing operations at March 31, 2021, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $5 million recognized in Other comprehensive income from continuing operations at March 31, 2021, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2021.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	516	CAD	678	2021	Anticipated transactions

Cash flow	PHP	2,756	CAD	73	2021	Anticipated transactions

Cash flow	USD	479	CAD	614	2022	Anticipated transactions

Cash flow	USD	120	CAD	150	2023	Anticipated transactions

Cash flow – call options	USD	231	CAD	299	2022	Anticipated transactions

Cash flow – put options	USD	231	CAD	295	2022	Anticipated transactions

Economic	USD	100	CAD	136	2021	Anticipated transactions

Economic – call options	USD	3	CAD	4	2021	Anticipated transactions

Economic – call options	CAD	4	USD	3	2021	Anticipated transactions

Economic – put options	USD	90	CAD	116	2021	Anticipated transactions
Economic – put options	USD	99	CAD	123	2022	Anticipated transactions

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4 MD&A Financial and capital management

INTEREST RATE EXPOSURES

We use interest rate options to economically hedge the dividend rate resets on $450 million of our preferred shares having varying reset dates in 2021. The fair value of these interest rate options at March 31, 2021 was a net asset of $9 million (December 31, 2020 – net liability of $6 million), recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the consolidated statements of financial position. A gain of $16 million for the three months ended March 31, 2021 relating to these interest rate options is recognized in Other income (expense) in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in an increase (decrease) of $10 million ($13 million) in net earnings from continuing operations at March 31, 2021.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at March 31, 2021 and December 31, 2020 was a net liability of $32 million and $82 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A gain of $60 million for the three months ended March 31, 2021 relating to these equity forward contracts is recognized in Other income (expense) in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at March 31, 2021 would result in a gain (loss) of $40 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

We use fuel swaps to economically hedge the purchase cost of fuel in 2021. The fair value of our fuel swaps at March 31, 2021 and December 31, 2020 was an asset of $6 million and $3 million, respectively, recognized in Other current assets in the consolidated statements of financial position. A gain of $4 million for the three months ended March 31, 2021 relating to these fuel swaps is recognized in Other income (expense) in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at March 31, 2021 would result in a gain (loss) of $3 million relating to fuel swaps recognized in net earnings from continuing operations, with all other variables held constant.

4.6   Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2020 Annual MD&A.

4.7   Liquidity

This section contains forward-looking statements, including relating to the sources of liquidity we expect to use to meet our cash requirements for the remainder of 2021. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Total available liquidity at March 31, 2021 was $6.5 billion, comprised of $2.6 billion in cash and cash equivalents, $400 million available under our securitized trade receivable programs and $3.5 billion available under our committed bank credit facilities.

In April 2021, available liquidity was reduced as a result of the redemption on April 19, 2021 of Bell Canada’s 3.00% Series M-40 MTN debentures, in the principal amount of $1.7 billion, which were due on October 3, 2022, and the repayment of Bell Canada’s 10.75% Series EG debentures in the principal amount of $125 million which matured on April 15, 2021.

We expect our available liquidity to be sufficient to meet our cash requirements for the remainder of 2021, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, and other cash requirements.

We continuously monitor the rapidly changing COVID-19 pandemic for impacts on operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

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5 MD&A Quarterly financial information

5   Quarterly financial information

BCE’s Q1 2021 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on April 28, 2021.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2021	2020				2019

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues

Service	4,968	5,090	4,924	4,800	5,018	5,235	5,141	5,190

Product	738	1,012	863	554	622	1,040	799	699

Total operating revenues	5,706	6,102	5,787	5,354	5,640	6,275	5,940	5,889

Adjusted EBITDA	2,429	2,404	2,454	2,331	2,418	2,484	2,568	2,572

Severance, acquisition and other costs	(89)	(52)	(26)	(22)	(16)	(28)	(23)	(39)

Depreciation	(895)	(872)	(876)	(869)	(858)	(854)	(852)	(879)

Amortization	(238)	(233)	(232)	(234)	(230)	(224)	(225)	(220)

Net earnings from continuing operations	687	721	734	290	728	718	914	810

Net earnings from discontinued operations	–	211	6	4	5	5	8	7

Net earnings	687	932	740	294	733	723	922	817

Net earnings from continuing operations attributable to common shareholders	642	678	686	233	675	667	859	754

Net earnings attributable to common shareholders	642	889	692	237	680	672	867	761

Net earnings per common share – basic and diluted

Continuing operations	0.71	0.75	0.76	0.26	0.74	0.73	0.96	0.84

Discontinued operations	–	0.23	0.01	–	0.01	0.01	–	0.01

Net earnings per common share – basic and diluted	0.71	0.98	0.77	0.26	0.75	0.74	0.96	0.85

Weighted average number of common shares outstanding – basic (millions)	904.5	904.4	904.3	904.3	904.1	903.8	901.4	899.5

28  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

6 MD&A Regulatory environment

6   Regulatory environment

TELECOMMUNICATIONS ACT

REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The main issues in the CRTC’s consultation included (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale mobile virtual network operator (MVNO) access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. On April 15, 2021, the CRTC released its decision. The decision requires Bell Mobility Inc. (Bell Mobility), Rogers Communications Canada Inc. (Rogers), Telus Communications Inc. (Telus) and Saskatchewan Telecommunications (Sasktel) to provide MVNO access to their networks to regional wireless carriers to allow them to operate as MVNOs in Innovation, Science and Economic Development Canada (ISED) Tier 4 spectrum licence areas where they own spectrum. The terms and conditions for MVNO access will be established in tariffs to be approved by the CRTC. The rate for MVNO access will not be subject to the CRTC tariff regime but instead is to be commercially negotiated between the parties with final offer arbitration by the CRTC as a recourse if negotiations fail. The CRTC indicated that the mandated access service is intended to be a temporary measure and will, in the absence of certain implementation delays, be phased out seven years from the date tariffed terms and conditions are finalized. In the decision the CRTC has also required Bell Mobility, Rogers, Telus and Sasktel to provide seamless handoffs as part of the CRTC’s existing mandated domestic roaming service and has confirmed that its mandatory roaming obligations apply to 5G. It is unclear what impact, if any, the measures set out in this decision could have on our business and financial results, and our ability to make investments at the same levels as we have in the past.

BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT  |  29

7 MD&A Accounting policies, financial measures and controls

7   Accounting policies, financial measures and controls

7.1  Our accounting policies

BCE’s Q1 2021 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on April 28, 2021. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2020. BCE’s Q1 2021 Financial Statements do not include all of the notes required in the annual financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

7.2   Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s Q1 2021 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q1 2021	Q1 2020

Net earnings	687	733

Severance, acquisition and other costs	89	16

Depreciation	895	858

Amortization	238	230

Finance costs

Interest expense	267	277

Interest on post-employment benefit obligations	5	12

Impairment of assets	3	7

Other (income) expense	(8)	47

Income taxes	253	243

Net earnings from discontinued operations	–	(5)

Adjusted EBITDA	2,429	2,418

BCE operating revenues	5,706	5,640

Adjusted EBITDA margin	42.6%	42.9%

30  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

7 MD&A Accounting policies, financial measures and controls

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q1 2021		Q1 2020

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	642	0.71	680	0.75

Severance, acquisition and other costs	65	0.07	12	0.01

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(44)	(0.04)	20	0.03

Net gains on investments	–	–	(10)	(0.01)

Early debt redemption costs	39	0.04	12	0.01

Impairment of assets	2	–	5	0.01

Net earnings from discontinued operations	–	–	(5)	(0.01)

Adjusted net earnings	704	0.78	714	0.79

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2021	Q1 2020

Cash flows from operating activities	1,992	1,451

Capital expenditures	(1,012)	(777)

Cash dividends paid on preferred shares	(31)	(36)

Cash dividends paid by subsidiaries to NCI	(13)	(14)

Acquisition and other costs paid	4	9

Cash from discontinued operations (included in cash flows from operating activities)	–	(22)

Free cash flow	940	611

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7 MD&A Accounting policies, financial measures and controls

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	MARCH 31, 2021	DECEMBER 31, 2020

Debt due within one year	3,786	2,417

Long-term debt	24,965	23,906

50% of outstanding preferred shares	2,002	2,002

Cash and cash equivalents	(2,607)	(224)

Net debt	28,146	28,101

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION

ABPU	Mobile phone average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Mobile phone blended ABPU is calculated by dividing customer billings by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

32  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

7 MD&A Accounting policies, financial measures and controls

7.3  Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT  |  33

Consolidated financial statements

Consolidated financial statements

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	2021	2020

Operating revenues	3	5,706	5,640

Operating costs	3, 4	(3,277)	(3,222)

Severance, acquisition and other costs	5	(89)	(16)

Depreciation		(895)	(858)

Amortization		(238)	(230)

Finance costs

Interest expense		(267)	(277)

Interest on post-employment benefit obligations	10	(5)	(12)

Impairment of assets		(3)	(7)

Other income (expense)	6	8	(47)

Income taxes		(253)	(243)

Net earnings from continuing operations		687	728

Net earnings from discontinued operations		–	5

Net earnings		687	733

Net earnings from continuing operations attributable to:

Common shareholders		642	675

Preferred shareholders		32	38

Non-controlling interest		13	15

Net earnings from continuing operations		687	728

Net earnings attributable to:

Common shareholders		642	680

Preferred shareholders		32	38

Non-controlling interest		13	15

Net earnings		687	733

Net earnings per common share – basic and diluted	7

Continuing operations		0.71	0.74

Discontinued operations		–	0.01

Net earnings per common share – basic and diluted		0.71	0.75

Weighted average number of common shares outstanding - basic (millions)		904.5	904.1

34  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2021	2020
Net earnings from continuing operations		687	728

Other comprehensive income from continuing operations, net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three months ended March 31, 2021 and 2020, respectively		(3)	(3)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($24) million and ($116) million for the three months ended March 31, 2021 and 2020, respectively		65	318

Items that will not be reclassified to net earnings

Actuarial gains on post-employment benefit plans, net of income taxes of ($420) million and ($634) million for the three months ended March 31, 2021 and 2020, respectively(1)	10	1,145	1,731

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $2 million and ($21) million for the three months ended March 31, 2021 and 2020, respectively		(6)	57

Other comprehensive income from continuing operations		1,201	2,103

Net earnings from discontinued operations attributable to common shareholders		–	5

Total comprehensive income		1,888	2,836

Total comprehensive income attributable to:

Common shareholders		1,843	2,778

Preferred shareholders		32	38

Non-controlling interest		13	20

Total comprehensive income		1,888	2,836

(1)

The discount rate used to value our post-employment benefit obligations at March 31, 2021 was 3.4% compared to 2.6% at December 31, 2020. The discount rate used to value our post-employment benefit obligations at March 31, 2020 was 4.2% compared to 3.1% at December 31, 2019.

BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT  |  35

Consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2021	DECEMBER 31, 2020

ASSETS

Current assets

Cash		1,907	224

Cash equivalents		700	–

Trade and other receivables		3,247	3,528

Inventory		459	439

Contract assets		563	687

Contract costs		424	402

Prepaid expenses		345	209

Other current assets	8	244	199

Total current assets		7,889	5,688

Non-current assets

Contract assets		236	256

Contract costs		344	362

Property, plant and equipment		27,370	27,513

Intangible assets		13,227	13,102

Deferred tax assets		107	106

Investments in associates and joint ventures		745	756

Post-employment benefit assets	10	2,601	1,277

Other non-current assets	8	1,124	1,001

Goodwill		10,606	10,604

Total non-current assets		56,360	54,977

Total assets		64,249	60,665

LIABILITIES

Current liabilities

Trade payables and other liabilities		3,723	3,935

Contract liabilities		762	717

Interest payable		181	222

Dividends payable		804	766

Current tax liabilities		271	214

Debt due within one year	9	3,786	2,417

Total current liabilities		9,527	8,271

Non-current liabilities

Contract liabilities		242	242

Long-term debt	9	24,965	23,906

Deferred tax liabilities		4,285	3,810

Post-employment benefit obligations	10	1,723	1,962

Other non-current liabilities		1,141	1,145

Total non-current liabilities		32,356	31,065

Total liabilities		41,883	39,336

EQUITY

Equity attributable to BCE shareholders

Preferred shares		4,003	4,003

Common shares		20,400	20,390

Contributed surplus		1,154	1,174

Accumulated other comprehensive income		163	103

Deficit		(3,693)	(4,681)

Total equity attributable to BCE shareholders		22,027	20,989

Non-controlling interest		339	340

Total equity		22,366	21,329

Total liabilities and equity		64,249	60,665

36  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED MARCH 31, 2021 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2020	4,003	20,390	1,174	103	(4,681)	20,989	340	21,329

Net earnings	–	–	–	–	674	674	13	687

Other comprehensive income	–	–	–	56	1,145	1,201	–	1,201

Total comprehensive income	–	–	–	56	1,819	1,875	13	1,888

Common shares issued under employee stock option plan	–	10	(1)	–	–	9	–	9

Other share-based compensation	–	–	(19)	–	(8)	(27)	–	(27)

Dividends declared on BCE common and preferred shares	–	–	–	–	(823)	(823)	–	(823)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(13)	(13)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	4	–	4	–	4

Other	–	–	–	–	–	–	(1)	(1)

Balance at March 31, 2021	4,003	20,400	1,154	163	(3,693)	22,027	339	22,366

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED MARCH 31, 2020 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2019	4,004	20,363	1,178	161	(4,632)	21,074	334	21,408

Net earnings	–	–	–	–	718	718	15	733

Other comprehensive income	–	–	–	368	1,730	2,098	5	2,103

Total comprehensive income	–	–	–	368	2,448	2,816	20	2,836

Common shares issued under employee stock option plan	–	23	(1)	–	–	22	–	22

Other share-based compensation	–	–	(21)	–	(15)	(36)	–	(36)

Dividends declared on BCE common and preferred shares	–	–	–	–	(791)	(791)	–	(791)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(14)	(14)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	(1)	–	(1)	–	(1)

Balance at March 31, 2020	4,004	20,386	1,156	528	(2,990)	23,084	340	23,424

BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT  |  37

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2021	2020

Cash flows from operating activities

Net earnings from continuing operations		687	728

Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities

Severance, acquisition and other costs	5	89	16

Depreciation and amortization		1,133	1,088

Post-employment benefit plans cost	10	79	87

Net interest expense		263	270

Impairment of assets		3	7

Income taxes		253	243

Contributions to post-employment benefit plans		(79)	(79)

Payments under other post-employment benefit plans		(15)	(17)

Severance and other costs paid		(43)	(35)

Interest paid		(306)	(316)

Income taxes paid (net of refunds)		(109)	(233)

Acquisition and other costs paid		(4)	(9)

Change in contract assets		144	155

Change in wireless device financing plan receivables		(91)	(76)

Net change in operating assets and liabilities		(12)	(400)

Cash from discontinued operations		–	22

Cash flows from operating activities		1,992	1,451

Cash flows used in investing activities

Capital expenditures		(1,012)	(777)

Other investing activities		(21)	(6)

Cash used in discontinued operations		–	(7)

Cash flows used in investing activities		(1,033)	(790)

Cash flows from financing activities

Decrease in notes payable and bank advances		(357)	(230)

(Decrease) increase in securitized trade receivables		(13)	400

Issue of long-term debt	9	2,915	3,281

Repayment of long-term debt		(226)	(709)

Issue of common shares		10	22

Purchase of shares for settlement of share-based payments		(91)	(94)

Cash dividends paid on common shares		(753)	(716)

Cash dividends paid on preferred shares		(31)	(36)

Cash dividends paid by subsidiaries to non-controlling interest		(13)	(14)

Other financing activities		(17)	(30)

Cash used in discontinued operations		–	(1)

Cash flows from financing activities		1,424	1,873

Net increase in cash		1,683	802

Cash at beginning of period		224	141

Cash at end of period		1,907	943

Net increase in cash equivalents		700	1,732

Cash equivalents at beginning of period		–	4

Cash equivalents at end of period		700	1,736

38  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2020 annual consolidated financial statements, approved by BCE’s board of directors on March 4, 2021.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1  |  Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2  |  Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on April 28, 2021. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2020.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT  |  39

Notes to consolidated financial statements

Note 3  |  Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

The following tables present financial information by segment for the three month periods ended March 31, 2021 and 2020.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		2,087	2,996	623	–	5,706

Inter-segment		13	85	90	(188)	–

Total operating revenues		2,100	3,081	713	(188)	5,706

Operating costs	4	(1,177)	(1,718)	(570)	188	(3,277)

Segment profit (1)		923	1,363	143	–	2,429

Severance, acquisition and other costs	5					(89)

Depreciation and amortization						(1,133)

Finance costs

Interest expense						(267)

Interest on post-employment benefit obligations	10					(5)

Impairment of assets						(3)

Other income	6					8

Income taxes						(253)

Net earnings						687

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2020	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTERSEGMENT ELIMINATIONS	BCE

Operating revenues

External customers		2,022	2,960	658	–	5,640

Inter-segment		13	76	94	(183)	–

Total operating revenues		2,035	3,036	752	(183)	5,640

Operating costs	4	(1,107)	(1,701)	(597)	183	(3,222)

Segment profit (1)		928	1,335	155	–	2,418

Severance, acquisition and other costs	5					(16)

Depreciation and amortization						(1,088)

Finance costs

Interest expense						(277)

Interest on post-employment benefit obligations	10					(12)

Impairment of assets						(7)

Other expense	6					(47)

Income taxes						(243)

Net earnings from continuing operations						728

Net earnings from discontinued operations						5

Net earnings						733

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

40  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

REVENUES BY SERVICES AND PRODUCTS

FOR THE PERIOD ENDED MARCH 31	2021	2020

Services (1)

Wireless	1,503	1,535

Wireline data	1,965	1,891

Wireline voice	803	872

Media	623	658

Other wireline services	74	62

Total services	4,968	5,018

Products (2)

Wireless	584	487

Wireline data	144	123

Wireline equipment and other	10	12

Total products	738	622

Total operating revenues	5,706	5,640

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

Note 4  |  Operating costs

FOR THE PERIOD ENDED MARCH 31	NOTE	2021	2020

Labour costs

Wages, salaries and related taxes and benefits		(1,034)	(1,041)

Post-employment benefit plans service cost (net of capitalized amounts)	10	(74)	(75)

Other labour costs (1)		(239)	(227)

Less:

Capitalized labour		255	246

Total labour costs		(1,092)	(1,097)

Cost of revenues (2)		(1,742)	(1,654)

Other operating costs (3)		(443)	(471)

Total operating costs		(3,277)	(3,222)

(1)	Other labour costs include contractor and outsourcing costs.

(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5  |  Severance, acquisition and other costs

FOR THE PERIOD ENDED MARCH 31	2021	2020

Severance	(97)	(8)

Acquisition and other	8	(8)

Total severance, acquisition and other costs	(89)	(16)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT  |  41

Notes to consolidated financial statements

Note 6  |  Other income (expense)

FOR THE PERIOD ENDED MARCH 31	NOTE	2021	2020

Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans		60	(28)

Early debt redemption costs	9	(53)	(17)

Equity (losses) gains from investments in associates and joint ventures

Gain on investment (1)		–	10

Operations		(13)	9

Losses on retirements and disposals of property, plant and equipment and intangible assets		(5)	(16)

Other		19	(5)

Total other income (expense)		8	(47)

(1)

The $10 million gain in 2020 represents BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Note 7  |  Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2021	2020

Net earnings from continuing operations attributable to common shareholders – basic	642	675

Net earnings from discontinued operations attributable to common shareholders – basic	–	5

Net earnings attributable to common shareholders – basic	642	680

Dividends declared per common share (in dollars)	0.8750	0.8325

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	904.5	904.1

Assumed exercise of stock options (1)	–	0.4

Weighted average number of common shares outstanding – diluted (in millions)	904.5	904.5

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 15,031,826 for the first quarter of 2021, compared to 3,458,250 for the first quarter of 2020.

Note 8  |  Restricted cash

In Q1 2021, we entered into a $107 million subsidy agreement with the Government of Québec to facilitate the deployment of high-speed Internet in certain areas of the province of Québec by September 2022. At the end of Q1 2021, we had received $97 million of the total committed funding, with the remainder expected upon completion of the project.

As a result, we recorded $48 million in Other current assets and $49 million in Other non-current assets as restricted cash with a corresponding liability in Trade payables and other liabilities and Other non-current liabilities, respectively, on the statement of financial position at March 31, 2021.

Note 9  |  Debt

On March 17, 2021, Bell Canada issued, under its 1997 trust indenture, 3.00% Series M-54 medium term note (MTN) debentures, with a principal amount of $1 billion, which mature on March 17, 2031, and 4.05% Series M-55 MTN debentures, with a principal amount of $550 million, which mature on March 17, 2051.

Additionally, on March 17, 2021, Bell Canada issued, under its 2016 trust indenture, 0.75% Series US-3 Notes, with a principal amount of $600 million in U.S. dollars ($747 million in Canadian dollars), which mature on March 17, 2024, and 3.65% Series US-4 Notes, with a principal amount of $500 million in U.S. dollars ($623 million in Canadian dollars), which mature on March 17, 2051. The Series US-3 and Series US-4 Notes (collectively, the Notes) have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 11, Financial assets and liabilities, for additional details.

The MTN debentures and Notes are fully and unconditionally guaranteed by BCE.

As announced on March 18, 2021, Bell Canada redeemed, on April 19, 2021, prior to maturity, its 3.00% Series M-40 MTN debentures, having an outstanding principal amount of $1,700 million, which were due on October 3, 2022. As a result, in Q1 2021, we reclassified the Series M-40 MTN debentures from Long-term debt to Debt due within one year and recognized early debt redemption costs of $53 million, which were recorded in Other income (expense) in the income statement.

42  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 10  |  Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE PERIOD ENDED MARCH 31	2021	2020
DB pension	(55)	(54)

DC pension	(36)	(36)

OPEBs	(1)	(1)

Less:

Capitalized benefit plans cost	18	16

Total post-employment benefit plans service cost	(74)	(75)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE PERIOD ENDED MARCH 31	2021	2020
DB pension	3	(3)

OPEBs	(8)	(9)

Total interest on post-employment benefit obligations	(5)	(12)

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL

FOR THE PERIOD ENDED	MARCH 31, 2021	DECEMBER 31, 2020	MARCH 31, 2021	DECEMBER 31, 2020	MARCH 31, 2021	DECEMBER 31, 2020	MARCH 31, 2021	DECEMBER 31, 2020
Present value of post-employment benefit obligations	(23,572)	(26,421)	(1,816)	(2,011)	(287)	(317)	(25,675)	(28,749)

Fair value of plan assets	26,219	27,727	399	402	–	–	26,618	28,129

Plan surplus (deficit)	2,647	1,306	(1,417)	(1,609)	(287)	(317)	943	(620)

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

In Q1 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income from continuing operations of $1,565 million due to a decrease in the present value of our post-employment benefit obligations of $2,957 million as a result of an increase in the discount rate to 3.4% at March 31, 2021, compared to 2.6% at December 31, 2020, partly offset by a decrease in the fair value of plan assets of $1,392 million as a result of an actual loss on plan assets of 4.3%.

BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT  |  43

Notes to consolidated financial statements

Note 11 | Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			MARCH 31, 2021		DECEMBER 31, 2020

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non- current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	81	84	82	86

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,401	25,776	20,525	24,366

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)

March 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	125	3	–	122

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	64	–	64	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–	(149)

Other	Other non-current assets and liabilities	113	–	171	(58)

December 31, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	126	3	–	123

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(51)	–	(51)	–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–	(149)

Other	Other non-current assets and liabilities	109	–	167	(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in Other comprehensive income from continuing operations in the consolidated statements of comprehensive income and are reclassified from Accumulated other comprehensive income to Deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other income (expense) in the consolidated income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

In Q1 2021, we entered into cross currency interest rate swaps with notional amounts of $600 million in U.S. dollars ($749 million in Canadian dollars) and $500 million in U.S. dollars ($637 million in Canadian dollars) to hedge the U.S. currency exposure of our US-3 Notes maturing in 2024 and our US-4 Notes maturing in 2051, respectively. See Note 9, Debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of nil ($15 million) recognized in net earnings from continuing operations at March 31, 2021 and a gain (loss) of $202 million ($188 million) recognized in Other comprehensive income from continuing operations at March 31, 2021, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $5 million recognized in Other comprehensive income from continuing operations at March 31, 2021, with all other variables held constant.

44  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2021.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	516	CAD	678	2021	Anticipated transactions

Cash flow	PHP	2,756	CAD	73	2021	Anticipated transactions

Cash flow	USD	479	CAD	614	2022	Anticipated transactions

Cash flow	USD	120	CAD	150	2023	Anticipated transactions

Cash flow – call options	USD	231	CAD	299	2022	Anticipated transactions

Cash flow – put options	USD	231	CAD	295	2022	Anticipated transactions

Economic	USD	100	CAD	136	2021	Anticipated transactions

Economic – call options	USD	3	CAD	4	2021	Anticipated transactions

Economic – call options	CAD	4	USD	3	2021	Anticipated transactions

Economic – put options	USD	90	CAD	116	2021	Anticipated transactions

Economic – put options	USD	99	CAD	123	2022	Anticipated transactions

INTEREST RATE EXPOSURES

We use interest rate options to economically hedge the dividend rate resets on $450 million of our preferred shares having varying reset dates in 2021. The fair value of these interest rate options at March 31, 2021 was a net asset of $9 million (December 31, 2020 – net liability of $6 million), recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the consolidated statements of financial position. A gain of $16 million for the three months ended March 31, 2021 relating to these interest rate options is recognized in Other income (expense) in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in an increase (decrease) of $10 million ($13 million) in net earnings from continuing operations at March 31, 2021.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at March 31, 2021 and December 31, 2020 was a net liability of $32 million and $82 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A gain of $60 million for the three months ended March 31, 2021 relating to these equity forward contracts is recognized in Other income (expense) in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at March 31, 2021 would result in a gain (loss) of $40 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

We use fuel swaps to economically hedge the purchase cost of fuel in 2021. The fair value of our fuel swaps at March 31, 2021 and December 31, 2020 was an asset of $6 million and $3 million, respectively, recognized in Other current assets in the consolidated statements of financial position. A gain of $4 million for the three months ended March 31, 2021 relating to these fuel swaps is recognized in Other income (expense) in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at March 31, 2021 would result in a gain (loss) of $3 million relating to fuel swaps recognized in net earnings from continuing operations, with all other variables held constant.

Note 12 | Share capital

CONVERSION AND DIVIDEND RATE RESET OF FIRST PREFERRED SHARES

On March 31, 2021, 42,423 of BCE’s 9,542,615 fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (Series AM Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AN (Series AN Preferred Shares). In addition, on the same date, 939,786 of BCE’s 1,952,085 Series AN Preferred Shares were converted, on a one-for-one basis, into Series AM Preferred Shares.

The annual fixed dividend rate on BCE’s Series AM Preferred Shares was reset for the next five years, effective March 31, 2021, at 2.939%. The Series AN Preferred Shares continue to pay a quarterly floating cash dividend.

On April 22, 2021, BCE announced that 105,430 of its 4,984,851 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) have been tendered for conversion on May 1, 2021, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, 4,100,109 of BCE’s 9,012,249 Series AH Preferred Shares have been tendered for conversion on May 1, 2021, on a one-for-one basis, into Series AG Preferred Shares.

The annual fixed dividend rate on BCE’s Series AG Preferred Shares was reset for the next five years, effective May 1, 2021, at 3.37%. The Series AH Preferred Shares will continue to pay a monthly floating cash dividend.

Dividends will be paid as and when declared by the board of directors of BCE.

BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT  |  45

Notes to consolidated financial statements

Note 13 | Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE PERIOD ENDED MARCH 31	2021	2020

Employee savings plan	(8)	(8)

Restricted share units (RSUs) and performance share units (PSUs)	(20)	(16)

Other (1)	(2)	(3)

Total share-based payments	(30)	(27)

(1)	Includes deferred share plan, deferred share units and stock options.

The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended March 31, 2021.

RSUs/PSUs

NUMBER OF RSUs/PSUs

Outstanding, January 1, 2021	2,973,393

Granted	1,161,035

Dividends credited	44,329

Settled	(1,085,424)

Forfeited	(27,829)

Outstanding, March 31, 2021	3,065,504

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2021	15,650,234	59

Exercised (1)	(199,928)	48

Forfeited or expired	(159,042)	60

Outstanding, March 31, 2021	15,291,264	59

Exercisable, March 31, 2021	8,708,876	57

(1)	The weighted average market share price for options exercised during the three months ended March 31, 2021 was $56.

Note 14 | COVID-19

The COVID-19 pandemic continued to unfavourably impact our financial and operating performance in the first quarter of 2021 as emergency measures were first introduced in the second half of March 2020. Our Bell Wireless and Bell Media segments continued to be adversely affected in the quarter with a more pronounced impact on media advertising revenues and wireless outbound roaming revenues. Depending on the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, the prevalence of variants, the timely distribution of effective vaccines and the scope and duration of measures adopted to combat the pandemic, our operations and financial results could continue to be significantly and negatively impacted in future periods. It is difficult at this time to estimate the magnitude of such future impacts.

46  |  BCE INC. 2021 FIRST QUARTER SHAREHOLDER REPORT

This document has been filed by BCE Inc. with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

AST TRUST COMPANY (CANADA)
INVESTOR RELATIONS	1 Toronto Street, Suite 1200
Building A, 8th floor	Toronto, Ontario M5C 2V6
1 Carrefour Alexander-Graham-Bell Verdun, Québec H3E 3B3	e-mail: bce@astfinancial.com tel: 416 682-3861 or 1 800 561-0934
e-mail: investor.relations@bce.ca	fax: 514 985-8843 or 1 888 249-6189
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca
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